Exhibit 3.1

MERITAGE HOMES CORPORATION
AMENDMENT NO. 2 TO BYLAWS

The Board of Directors of Meritage Homes Corporation, a Maryland corporation (the “Corporation”), pursuant to Article XII of Amended and Restated Bylaws of the Corporation, as amended by that certain Amendment to Bylaws dated December 19, 2008 (as amended, the “Amended and Restated Bylaws”) hereby amends the Amended and Restated Bylaws as follows:

FIRST: Article II, Section 9 of the Amended and Restated Bylaws is hereby amended and restated in its entirety to read as follows:

Section 9. Committees.

The Board of Directors may appoint from among its members an executive committee, an audit committee, an executive compensation committee, a nominating/governance committee and any other committees the Board deems appropriate. Each committee shall be composed of two or more directors.  A majority of the members of any committee so appointed shall be independent directors to the extent required by applicable rules or policies of any governmental authority, securities exchange or other similar facility.  The Board of Directors may delegate to any committee any of the powers of the Board of Directors except those powers specifically denied by law.  However, if the Board of Directors has given general authorization for the issuance of stock, a committee of the board, in accordance with a general formula or method specified by the Board of Directors by resolution or by adoption of a stock option plan, may fix the terms of stock subject to classification or reclassification and the terms on which any stock may be issued.

Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board of Directors.

One-third (1/3), but not less than two (2), of the members of any committee shall be present in person at any meeting of such committee in order to constitute a quorum for the transaction of business at such meeting, and the act of a majority present shall be the act of such committee.  The Board of Directors may designate a chairman of any committee and such chairman or any two members of any committee may fix the time and place of its meetings unless the Board shall otherwise provide.  In the absence or disqualification of any member of any such committee, the members thereof present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another director to act at the meeting in the place of such absent or disqualified members; provided, however, that in the event of the absence or disqualification of an independent director, such appointee shall be an independent director.

Each committee shall keep minutes of its proceedings and shall report the same to the Board of Directors at a succeeding meeting, and any action by the committees shall be subject to revision and alteration by the Board of Directors, provided that no rights of third persons shall be affected by any such revision or alteration.  Action of a committee without a meeting may be taken by unanimous consent as provided in Section 12 of this Article II.

Exhibit 3.1

Subject to the provisions hereof, the Board of Directors shall have the power at any time to change the membership of any committee, to fill all vacancies, to designate alternate members to replace any absent or disqualified member, or to dissolve any such committee.

SECOND: Article II, Section 12 of the Amended and Restated Bylaws is hereby amended and restated in its entirety to read as follows:

Section 12. Informal Action by the Directors.

Any action required or permitted to be taken at any meeting of the Board or a committee of the Board may be taken without a meeting if unanimous consent which sets forth the action is given in writing or by electronic transmission by each member of the Board or committee, as applicable, and filed in paper or electronic form with the minutes or proceedings of the Board or committee.